Exhibit 4.1

EXHIBIT A

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE TRANSFERRED TO, OR REGISTERED OR EXCHANGED FOR SECURITIES REGISTERED IN THE NAME OF, ANY PERSON OTHER THAN THE DEPOSITARY OR A NOMINEE THEREOF, AND NO SUCH TRANSFER MAY BE REGISTERED, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR OR IN LIEU OF, THIS SECURITY SHALL BE A GLOBAL SECURITY THAT IS SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES.

No. R- **CUSIP No. 713291 AJ1**

[FORM OF FACE OF FLOATING RATE NOTE DUE NOVEMBER 15, 2004]

PEPCO HOLDINGS, INC.

FLOATING RATE NOTE DUE NOVEMBER 15, 2004

PEPCO HOLDINGS, INC., a corporation duly organized and existing under the laws of the State of Delaware (herein referred to as the "Company", which term includes any successor Person under the Indenture), for value received, hereby promises to pay to ________________________ or registered assigns, the principal sum of __________________________ Dollars on November 15, 2004, and to pay interest on said principal sum quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (each an "Interest Payment Date"), commencing August 15, 2003, until the principal hereof is paid or made available for payment. In the event that any Interest Payment Date is not a Business Day, then payment of interest payable on such date will be made on the next succeeding day which is a Business Day with the same force and effect as if made on the Interest Payment Date (and without any interest or other payment in respect of such delay). The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the first calendar day of the month in which such Interest Payment Date occurs; provided, however, that interest payable at Maturity will be paid to the Person to whom principal is paid. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture referred to on the reverse hereof.

The Securities of this series will bear interest for each Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus 0.80%; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. Promptly upon such determination, the Calculation Agent will notify the Company and the Trustee, if the Trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation

Agent, absent manifest error, shall be binding and conclusive upon the Holder of this Security, the Company and the Trustee.

If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the Securities of this series as follows:

(1)   In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date, the Calculation Agent shall request the principal London offices of each of four major banks (which may include any underwriters participating in the original offering of this Security and their affiliates) in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which three-month deposits in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus 0.80%.

(2)   In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date, by three major banks (which may include any underwriters participating in the original offering of this Security and their affiliates) in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U. S. dollars to leading European banks, having an index maturity of three months for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus 0.80%; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

"Calculation Agent" means The Bank of New York, or its successor appointed by the Company, acting as calculation agent.

"Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

"Interest Period" means the period commencing on an Interest Payment Date (or, with respect to the initial Interest Period only, commencing on May 29, 2003) and ending on the day before the next succeeding Interest Payment Date.

"LIBOR," for any Interest Determination Date, will be the Reported Rate for deposits in U.S. dollars having an index maturity of three months for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000, at approximately 11:00 a.m., London time, on the Interest Determination Date.

"London Business Day" means a day that is a Business Day and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

"Reported Rate" means the rate that appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company.

"Telerate Page 3750" means the display designated on page 3750 on Moneyline Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

All percentages resulting from any calculation on this Security will be rounded to the nearest one hundred-thousandth of a percentage point with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on this Security will be rounded to the nearest cent (with one-half cent being rounded upward). Upon the request of a Holder of this Security, the Calculation Agent will provide to such Holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

Interest payments for this Security shall be computed and paid on the basis of the actual number of days elapsed over a 360-day year. A "Business Day" shall mean any day other than a Saturday or a Sunday or a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the Corporate Trust Office of the Trustee is closed for business.

Payments of interest on this Security will include interest accrued to but excluding the respective Interest Payment Dates. Payment of the principal of and interest on this Security will be made upon presentation at the office or agency of the Company maintained for that purpose in The City of New York, the State of New York in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that, at the option of the Company, interest on this Security may be paid by check mailed to the address of the Person entitled thereto, as such address shall appear on the Security Register or by wire transfer to an account designated by the Person entitled thereto; and provided further, that so long as the Securities of this series are registered in the name of The Depository Trust Company or a nominee thereof, all payments of principal, premium, if any, and interest in respect of the Securities of this series will be made in immediately available funds.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place. Any capitalized term which is used herein and not otherwise defined shall have the meaning ascribed to such term in the Indenture.

Unless the certificate of authentication hereon has been executed by the Trustee referred to below by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed in its name by the Vice President of the Company and its corporate seal to be affixed hereto and attested by the Secretary of the Company.

PEPCO HOLDINGS, INC.

By: _____
               Vice President

Attest:

By: _____
    Secretary

[FORM OF CERTIFICATE OF AUTHENTICATION]

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated: THE BANK OF NEW YORK, as Trustee

                                By: _____
                                        Authorized Signatory

[FORM OF REVERSE OF FLOATING RATE NOTE DUE NOVEMBER 15, 2004]

This Security is one of a duly authorized issue of securities of the Company (herein called the "Securities"), of the series designated "Floating Rate Notes due November 15, 2004", all issued and to be issued under the Indenture (For Unsecured Debt Securities), dated as of September 6, 2002 (herein, together with any amendments thereto, called the "Indenture", which term shall have the meaning assigned to it in such instrument), between the Company and The Bank of New York, trustee (herein called the "Trustee", which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture, including the Board Resolutions and Officer's Certificate filed with the Trustee on May 29, 2003, creating such series, for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered.

No Redemption

The Securities of this series shall not be redeemable by the Company prior to the Stated Maturity of the principal thereof.

General Provisions

The Indenture contains provisions for legal defeasance of the entire indebtedness of the Securities of this series, and for covenant defeasance with respect to the Securities of this series, upon compliance with certain conditions set forth in the Indenture.

If an Event of Default with respect to the Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof by supplemental indenture and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of all series (or tranches within a series) to be affected; provided, however, that the Indenture permits the Trustee to enter into supplemental indentures for limited purposes without the consent of the Holders. The Indenture contains provisions permitting the Holders of a majority in aggregate principal amount of the Securities of all series then Outstanding to waive compliance by the Company with certain provisions of the Indenture. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

A-6

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding in respect of which an Event of Default shall have occurred and be continuing, considered as one class, shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee and offered the Trustee indemnity reasonably satisfactory to the Trustee, the Trustee for 60 days after receipt of such notice, request and offer of indemnity shall have failed to institute any such proceeding, and no direction inconsistent with such written request shall have been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Securities at the time Outstanding in respect of which an Event of Default shall have occurred and be continuing, considered as one class. The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

The Securities of this series are issuable only in registered form without coupons in denominations of $1,000 and in integral multiples thereof.

As provided in the Indenture and subject to certain limitations therein set forth, the Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor and of authorized denominations, as requested by the Holder surrendering the same. No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the absolute owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

No recourse shall be had for the payment of the principal of or premium, if any, or interest, if any, on this Security, or for any claim based thereon or otherwise in respect thereof, or of the indebtedness represented thereby, or upon any obligation, covenant or agreement under the Indenture, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or of any predecessor or successor corporation (either directly or through the Company or a predecessor or successor corporation), whether by virtue of any constitutional provision, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly agreed and understood by the Holder hereof that the Indenture and this Security are solely corporate obligations, and that no personal liability whatsoever shall attach to, or be incurred by, any incorporator, shareholder, officer or director, past, present or future, of the Company or of any predecessor or successor corporation, either directly or indirectly through the Company or any predecessor or successor corporation, because of the indebtedness hereby authorized or under or by reason of any of the obligations, covenants or agreements contained in the Indenture or in this Security or to be implied therefrom or herefrom, and that any such personal liability is hereby expressly waived and released as a condition of, and as part of the consideration for, the issuance of this Security.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture and in the Officer's Certificate establishing the terms of the Securities of this series.